1701 Market Street                                        Morgan, Lewis
Philadelphia, PA  19103                                   & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



November 6, 2014


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re:     The Advisors' Inner Circle Fund (File Nos.033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary information statement on Schedule 14C (the "Information Statement") relating to the Cornerstone Advisors Global Public Equity Fund (the "Fund"), a series of the Trust.

The purpose of the Information Statement is to inform shareholders of the Fund that the Board of Trustees has approved a new sub-advisory agreement between Cornerstone Advisors, Inc., the investment adviser to the Fund, and Numeric Investors LLC ("Numeric"), pursuant to which Numeric serves as investment sub-adviser to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese